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cM

SECURITIES AND EXCHANGE COMMISSION

10031207

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 44204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST BERMUDA securities (BVI) LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MAXWELL R. ROBERTS BUILDING, #1 CHURCH STREET
(No. and Street)

HAMILTON	BERMUDA	HM 11
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. MICHAEL RAYMOND SCHROTER 1-441-279-5239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

4 PAR-LA-VILLE ROAD	HAMILTON	BERMUDA	HM08
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL RAYMOND SCHROTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST BERMUDA SECURITIES (BVI) LTD., as of MARCH 31ST, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Secretary

Title



Notary Public

Dawn C. Griffiths
Notary Public
Bermuda

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*




REVENUE BERMUDA
$25


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FIRST BERMUDA SECURITIES (BVI) LTD.

Financial Statements
(With Independent Auditors' Report Thereon)

March 31, 2010 and June 30, 2009



KPMG
Crown House
4 Par-la-Ville Road
Hamilton HM 08, Bermuda
Mailing Address:
P.O. Box HM 906
Hamilton HM DX, Bermuda

Telephone 441 295 5063
Fax 441 295 9132
www.kpmg.bm

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
First Bermuda Securities (BVI) Ltd.

We have audited the accompanying statements of financial condition of First Bermuda Securities (BVI) Ltd. as of March 31, 2010 and June 30, 2009 and the related statements of income, changes in stockholder's equity and cash flows for the nine month period ended March 31, 2010 and year ended June 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The statements of changes in liabilities subordinated to claims of general creditors have not been presented, as there were no such liabilities during the nine month period ended March 31, 2010 and year ended June 30, 2009.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Bermuda Securities (BVI) Ltd. as of March 31, 2010 and June 30, 2009 and the results of its operations and its cash flows for the nine month period ended March 31, 2010 and year ended June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG

Chartered Accountants
Hamilton, Bermuda
May 27, 2010

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Financial Condition

March 31, 2010 and June 30, 2009
(Expressed in Bermuda Dollars)

	2010	2009
Assets		
Cash and cash equivalents	$ 143,189	$ 63,917
Brokerage commissions receivable	114,782	79,748
Due from parent company, net (Note 3)	777,049	691,674
Prepaid expenses	5,672	300
Total assets	$ 1,040,692	$ 835,639
Stockholder's equity		
Capital stock		
Authorized, issued and fully paid		
50,000 shares of $1 par value each	50,000	50,000
Retained earnings	990,692	785,639
Total stockholder's equity	1,040,692	835,639
Total liabilities and stockholder's equity	$ 1,040,692	$ 835,639

See accompanying notes to financial statements

Signed on behalf of the Board

________________________ Director

________________________ Director

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Income

Nine Month Period Ended March 31, 2010 and Year Ended June 30, 2009
(Expressed in Bermuda Dollars)

	Nine months ended March 31, 2010	2009
Income		
Brokerage commissions	$ 997,805	$ 974,582
Interest income	1	486
Total income	997,806	975,068
Expenses (Note 5)		
Commission expenses (Note 4)	397,568	430,569
Clearing and brokerage charges	193,332	154,955
Telecommunications expense	9,101	5,625
Secretary and filing fees	5,713	8,137
Bank charges	523	1,023
Insurance expense	516	10,750
Total expenses	606,753	611,059
Net income for the period	$ 391,053	$ 364,009

See accompanying notes to financial statements

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Changes in Stockholder's Equity

Nine Month Period Ended March 31, 2010 and Year Ended June 30, 2009
(Expressed in Bermuda Dollars)

	Nine months ended March 31, 2010	2009
Capital stock		
Capital stock at beginning and end of period	$ 50,000	$ 50,000
Retained earnings		
Retained earnings at beginning of period	785,639	669,630
Net income for the period	391,053	364,009
Dividends	(186,000)	(248,000)
Retained earnings at end of period	990,692	785,639
Total stockholder's equity	$ 1,040,692	$ 835,639

See accompanying notes to financial statements

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Cash Flows

Nine Month Period Ended March 31, 2010 and Year Ended June 30, 2009
(Expressed in Bermuda Dollars)

	Nine months ended March 31, 2010	2009
Cash flow from operating activities		
Net income	$ 391,053	$ 364,009
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in brokerage commissions receivable	(35,034)	(48,748)
Change in amount due from parent company	(85,375)	(61,777)
Change in prepaid expenses	(5,372)	-
Cash provided by operating activities	265,272	253,484
Cash flow from financing activities		
Dividends	(186,000)	(248,000)
Cash used in financing activities	(186,000)	(248,000)
Net increase in cash and cash equivalents	79,272	5,484
Cash and cash equivalents at beginning of period	63,917	58,433
Cash and cash equivalents at end of period	$ 143,189	$ 63,917

See accompanying notes to financial statements

---

1. **General**

First Bermuda Securities (BVI) Ltd. (the "Company") was incorporated on November 2, 1992 under the laws of the British Virgin Islands and carries on business as a broker/dealer and is a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of First Bermuda Group Ltd. ("FBG"), a company incorporated in Bermuda.

2. **Significant accounting policies**

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The following are the significant accounting policies adopted by the Company:

a) Brokerage commissions

Brokerage commissions are accounted for on a trade-date basis and are accrued to the balance sheet date.

b) Interest income

Interest income is accrued to the balance sheet date.

c) Commission expenses

Commission expenses are accrued to the balance sheet date.

d) Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investments with maturities of less than three months from the date of acquisition. Money market fund investments are included in cash equivalents and are valued at the net asset value as reported by the funds' administrators. Any appreciation in value is recorded as interest income in the statements of income.

e) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Due from parent company**

Amounts due from the parent company are presented net, they are interest free, unsecured and have no fixed terms of repayment.

---

4. **Commission expenses**

Commission expenses primarily represent the commissions paid by FBG to its employees for services provided to the Company. These expenses are computed as 50% of brokerage commission earned, after clearing and brokerage charges.

5. **Related party transactions**

General and administrative expenses amounting to $82,632 (2009 - $81,847) have been borne by FBG on behalf of the Company and are not included in the statements of income.

6. **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At March 31, 2010 the Company had net capital of $247,971 (June 30, 2009 - $93,965), which was $242,971 (June 30, 2009 - $88,965) in excess of its required net capital of $5,000.

7. **Taxation**

The Company is considered a non-resident corporation for British Virgin Islands corporation taxation purposes and is therefore not subject to tax.

It is management's belief that the Company is not engaged in a United States trade or business, as determined under United States Federal tax laws, and will not be subject to United States income taxes in respect of the profits and losses of the Company. As a result, management has made no provision for income taxes in the financial statements.

8. **Fair values of financial instruments**

The fair values of financial assets and liabilities, which include cash and cash equivalents, brokerage commissions receivable and due from parent company, approximate their carrying amounts as they are generally due on demand or earn interest at market rates.

9. **Subsequent events**

The Board of Directors has evaluated the need for disclosures and/or adjustments resulting from subsequent events through to May 27, 2010.

On April 27, 2010, Permanent Investments Ltd. ("PIL"), which has a controlling interest in Bermuda Commercial Bank Ltd. ("BCB"), announced an agreement to purchase all the issued common and preferred shares of FBG by way of an amalgamation with BCB. The deal is conditional on the approval of shareholders of both companies as well as the Bermuda Monetary Authority.

FIRST BERMUDA SECURITIES (BVI) LTD. **Schedule 1**

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2010 and June 30, 2009

	2010	2009
Net capital		
Total stockholder's equity	$ 1,040,692	$ 835,639
Total stockholder's equity qualified for net capital	1,040,692	835,639
Other deductions (excess fidelity bond)	(10,000)	(50,000)
Total capital and allowable subordinated liabilities	1,030,692	785,639
Deductions and/or charges		
Non-allowable assets:		
Prepayments	(5,672)	–
Amount due from parent company	(777,049)	(691,674)
Total deductions and/or charges	(782,721)	(691,674)
Net capital before haircuts on securities positions	247,971	93,965
Net capital	$ 247,971	$ 93,965
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 242,971	$ 88,965
Ratio: Aggregate indebtedness to net capital	0:1.000	0:1.000

The amount stated for net capital in this Schedule is not materially different from the amount stated in Part IIA of the Company's report submitted to FINRA on Form X-17A-5 for the period ended March 31, 2010 and therefore a reconciliation is not required.



KPMG
Crown House
4 Par-la-Ville Road
Hamilton HM 08, Bermuda
Mailing Address:
P.O. Box HM 906
Hamilton HM DX, Bermuda

Telephone 441 295 5063
Fax 441 295 9132
www.kpmg.bm


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INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
First Bermuda Securities (BVI) Ltd.

In planning and performing our audit of the financial statements of First Bermuda Securities (BVI) Ltd. (the "Company"), as of and for the period ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG

Chartered Accountants
Hamilton, Bermuda
May 27, 2010



KPMG
Crown House
4 Par-la-Ville Road
Hamilton HM 08, Bermuda
Mailing Address:
P.O. Box HM 906
Hamilton HM DX, Bermuda

Telephone 441 295 5063
Fax 441 295 9132
Internet www.kpmg.bm

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
First Bermuda Securities (BVI) Ltd.
Maxwell R. Roberts Building
1 Church Street
Hamilton HM11

Dear Sirs

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2009 to March 31, 2010, which were agreed to by First Bermuda Securities (BVI) Ltd (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested, or for any other purpose. The procedures we performed are as follows:

Procedure: Compared the listed assessment payments with respective cash disbursement records entries.

Findings: No exceptions noted

Procedure: Compared the amounts reported on the audited Form X-17 A-5 for the nine month period ended March 31, 2010, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the nine month period ended March 31, 2010.

Findings: No exceptions noted

Procedure: Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

Findings: No exceptions noted

Procedure: Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

Findings: No exceptions noted



Procedure: Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Findings: Not applicable. No overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG

Chartered Accountants
Hamilton, Bermuda
May 27, 2010